October 15, 2008
By Electronic Mail
Accounting Group — Interpretations
Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561
Subject: Accounting for Dry-Docking Costs
Dear Ladies and Gentlemen:
On June 4, 2008, Global Industries, Ltd. (herein referred to as the “Company”, “our” or “we”) received a comment letter from the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2008. In the initial comment letter, the Company was asked to clarify how it determines which costs and activities related to dry-docking are deferred. Since June 2008, the Company has had ongoing correspondence with the Staff over the types of cost deferred during the required dry-docking period and the Staff has raised questions on the appropriateness of the deferral of certain costs. Appendix B contains the written correspondence between the Staff and the Company.
In addition to written correspondence, we held a telephonic conversation with the Staff. (Note: Additional details of the call are found below in “Steel Replacement” within the Accounting Treatment section.) In this discussion, the Staff objected to the capitalization of steel replacement and labor costs as part of our deferred dry-docking costs. Additionally, the Associate Chief Accountant at the Staff informed us that if the Company desired reconsideration of the views expressed by the Staff, we were encouraged to request an appeal to the Office of the Chief Accountant (“OCA”). As such, the purpose of this white paper is to provide a comprehensive analysis of the Company’s current accounting treatment of deferred dry-docking costs and to request a reconsideration of the Staff’s conclusions communicated to the Company. We have also copied the Chief Accountant of the Division of Corporation Finance.
OVERVIEW
The Company is a leading provider of offshore construction, engineering, project management and support services, including pipeline construction, platform installation and removal, deepwater/SURF (subsea equipment, umbilical, riser and flow-line), inspection, repair and maintenance, and diving to the oil and gas industry worldwide.

U.S. Securities and Exchange Commission

Our ability to generate revenue is dependent on our fleet of marine vessels which currently includes 14 major construction vessels, three cargo launch barges, and 12 dive support vessels. Our construction vessels have various combinations of pipelay, pipebury, derrick, dive support, and deepwater lowering capabilities. We own all of our vessels, except for one construction vessel and three dive support vessels, which are under operating lease agreements. The median age of our fleet is 31 years old.
Dry-Docking Requirements
We are required to maintain our vessels in accordance with the standards for seaworthiness, safety, and health set by the International Maritime Organization (“IMO”) or the U.S. Coast Guard and our vessels are regulated by the marine classification societies, most notably the American Bureau of Shipping (“ABS”), Bureau Veritas, Lloyd’s Registry or Det Norske Veritas and the “Flag State” (sovereignty under which the vessel is flagged). These agencies provide statutory requirements to promote safety, to certify the vessels’ seaworthiness, to protect the environment, as well as to regulate all aspects of a vessel’s construction and operations. Without these required inspections certifying our vessels as being “in class” by the applicable classification society and in compliance with flag state statutory requirements, our operating assets are not considered seaworthy, are prohibited from operating in certain waters, are ineligible for inclusion in job bids, cannot be insured, and therefore cannot operate.
Under these rules and regulations, our vessels, including leased vessels, are required to be inspected twice in every five year period, with one of those inspections requiring our vessels to be removed from the water and dry-docked. The required dry-dockings are necessary for us to continue using our marine vessels in our business. Our vessels are only dry-docked in connection with statutory and class requirements and the necessary overhauling performed needs to comply with classification standards and statutory requirements in order to obtain or maintain the relevant certificates.
The nature of the costs incurred is dictated by the statutory requirements of the ABS and other agencies to ensure that the vessels remain completely seaworthy. The regulatory mandated steps surrounding our dry-docking activities include, but are not limited to, welder certifications and procedures as well as steel grade specifications. In accordance with the requirements set by our classification societies, our regulatory dry-docking costs include the following and are further described under Accounting Treatment — Dry-Dock Costs:
•	Vessel mobilization and demobilization;

•	Rental of dry-dock facilities and services;

•	Third party inspection fees;

•	Required steel replacement;

•	Inspection of machinery, safety and navigation equipment; and

•	Labor costs and expenditures for accommodations when those employees perform all or part of the required activities.

U.S. Securities and Exchange Commission

Condensed Financial Information
Some of our key financial measures are as follows:

(in thousands)	Year Ended December 31			Quarter Ended
				March 31,	June 30,
	2005	2006	2007	2008	2008
Balance Sheet Items
PPE, net	$330,402	$316,876	$349,549	$356,743	$513,904
Total assets	$844,662	$1,070,997	$1,589,798	$1,605,287	$1,648,414
Shareholders’ equity	$496,805	$725,565	$853,592	$884,932	$884,039

Statement of Operations Items
Revenue	$688,615	$1,234,849	$992,513	$301,465	$300,543
Gross profit	$116,847	$347,846	$272,745	$54,330	$7,836
Net income (Loss)	$34,758	$199,745	$159,960	$26,830	$(13,480)
Deferred Dry-Docking Costs

(in thousands)	Year Ended December 31			Quarter Ended
				March 31,	June 30,
	2005	2006	2007	2008	2008
Deferred Dry-Docking, net of amortization (Beginning of Period)
Owned vessels	$8,897	$5,244	$8,662	$24,830	$34,848
Owned vessels — FD *	4,197	7,068	5,010	5,904	9,522
Leased vessels	—	—	—	—	218

Total	$13,094	$12,312	$13,672	$30,734	$44,588

Dry-Dock Additions
Owned vessels	$3,617	$9,146	$25,575	$11,819	$7,683
Owned vessels — FD *	6,769	4,749	5,076	4,552	5,730
Leased vessels	—	—	—	218	12,069

Total	$10,386	$13,895	$30,651	$16,589	$25,481

Dry-Dock Amortization
Owned Vessels	$7,270	$5,728	$9,407	$1,802	$2,149
Owned Vessels — FD *	3,898	6,807	4,182	933	981
Leased Vessels	—	—	—	—	—

Total	$11,168	$12,535	$13,589	$2,735	$3,130

Deferred Dry-Docking, net of amortization (End of Period)
Owned vessels	$5,244	$8,662	$24,830	$34,848	$40,382
Owned vessels — FD *	7,068	5,010	5,904	9,522	14,271
Leased vessels	—	—	—	218	12,286

Total	$12,312	$13,672	$30,734	$44,588	$66,939
* Fully Depreciated

U.S. Securities and Exchange Commission

Deferred Dry-Dock Cost by Components, net

(in thousands)	Year Ended December 31			Quarter Ended
				March 31,	June 30,
	2005	2006	2007	2008	2008
Vessel mobilization and demobilization	$356	$242	$4,780	$4,695	$6,750
Rental of dry-dock facilities and services	2,442	1,941	4,463	6,776	8,354
Third party inspection fees	114	84	204	205	305
Required steel replacements	6,183	8,455	16,068	27,179	43,330
Inspection of machinery, safety and navigation equipment	1,994	1,873	1,982	2,275	3,586
Labor costs and expenditures for accommodations for required activities	1,223	1,077	3,237	3,458	4,614

Total	$12,312	$13,672	$30,734	$44,588	$66,939
Our deferred dry-docking costs have increased each year since December 31, 2005 primarily due to the increase in steel replacement costs, the proximity of suitable dry-dock facilities in relation to the vessel, the general aging of the fleet and a leased vessel requiring dry-docking for the first time. Steel replacement costs have increased due to a significant increase in the price of steel. To illustrate the issue of proximity; in December 2007, the Company towed its largest vessel, the Hercules, from its area of operations in West Africa to the nearest dry-dock facility capable of performing the dry-dock in Portugal, then towed the Hercules back to West Africa upon completion of the dry-dock in June 2008. This resulted in significant mobilization and demobilization costs being incurred in 2007 and in 2008 as compared to prior years. In addition, the increase in leased vessel dry-dock costs in 2008 relates to one vessel, the Titan II. As with the case with owned-vessels, leased vessels need to be inspected by statutory and class requirements so they may be certified as being seaworthy to operate in trade. For some vessels, the costs of dry-docking remain the responsibility of the lessor and are included in the lease payments recognized over the life of the lease. For other vessels, the lease stipulates that the dry-docking costs are the responsibility of the lessee. Under the operating lease for the Titan II, the Company is responsible for the dry-docking costs. The lease commenced in 2003, and the first required dry-dock occurred in 2008.
ACCOUNTING TREATMENT
As discussed above, dry-docking occurs in connection with class and statutory surveys required by a vessel’s classification society and flag. Dry-docking is a mandatory step that must be undertaken in order to satisfy these requirements by the IMO or the U.S. Coast Guard and to obtain or continue a vessel’s class certification. Without the required certifications, a vessel is not able to operate. The IMO and the U.S. Coast Guard have prescribed cycles and methods which dictate the type of inspection performed and the nature of costs incurred.

U.S. Securities and Exchange Commission

Relevant Guidance Considered
The Federal Aviation Administration (“FAA”) regulates air safety. Air safety regulation takes many forms and includes aircraft maintenance requirements. As a result of overhaul requirements established by the FAA, aircraft airframes and engines must be overhauled within specific intervals. The AICPA Industry Audit Guide, Audits of Airlines, With Confirming Changes as of May 2005, (herein referred to as (“Airline Guide”) as amended in September 2006 by the FASB Staff Position AUG AIR-1 “Accounting for Planned Major Maintenance Activities” (“FSP AIR”), provides guidance on accounting for overhaul costs associated with airplane airframes and engines as required by the FAA. In accordance with Paragraph 3.63 of the Airline Guide, the FAA “established overhaul cycles for each airframe and engine component in an effort to prevent potential hazards and to ensure transportation safety” (emphasis added). Therefore we believe the guidance provided in the Airline Guide is the appropriate guidance to follow since the reasons and nature of the cost incurred related to our regulated dry-docking activities is directly analogous to the airframe and aircraft engine overhauls as required by the FAA.
In addition, Paragraph 2 of FSP AIR refers to the Airline Guide as the “principal source of guidance on the accounting for planned major maintenance activities” and paragraph 4 states that the “FSP is applicable to entities in all industries.” Further, the minutes to the March 8, 2006 Board Meeting1 regarding planned major maintenance activities (“PMMA”) note that “Entities in the shipping industry typically account for PMMA using the deferral method” (note, for purposes of this white paper, the terms PMMA and dry-docking are used interchangeably). While we are not a shipping company, our vessels used in our operations are subject to the same regulations as companies in the shipping industry which therefore requires us to undergo dry-docking activities as do companies in the shipping industry.
Finally, we have also considered FASB Statement of Financial Accounting Concept 6, Elements of Financial Statements (“CON 6”). Paragraph 25 of CON 6 defines assets as follows:
“probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”
Furthermore, paragraph 28 of CON 6 notes:
“The common characteristic possessed by all assets (economic resources) is “service potential” or “future economic benefit”, the scarce capacity to provide services or benefits to the entities that use them. In a business enterprise, that service potential or future economic benefit eventually results in net cash inflows to the enterprise”. (emphasis added)
We believe the costs incurred during a dry-docking are consistent with the definition and characteristic of an asset as the incurrence of these costs provides the Company a future economic benefit which results in our ability to maintain our certification for our vessels and continue to operate our vessels in our operations. As noted above, without the required

[1]	As published on the Financial Accounting Standards Board (“FASB”) website

U.S. Securities and Exchange Commission

certifications, we are not allowed to operate our vessels which in turn would prohibit the Company from generating future operating cash flow.
Method of Accounting for Dry-Dock Costs
The Airline Guide provides for three methods of accounting for overhaul costs. Paragraph 3.69 states “Air carriers should adopt an accounting method that recognizes overhaul expenses in the appropriate period. This may result in different methods for different aircraft, as well as different methods for airframe overhauls and engine overhauls. The method chosen should recognize, among other things, the carrier’s operating practices with respect to airframe and engine overhauls. The following accounting methods are permitted:
•	Direct expensing method

•	Built-in overhaul method

•	Deferral method”
Paragraphs 3.70 through 3.72 define these methods as follows:
“Direct Expensing Method. All trunk carriers and some others recognize the costs of overhauls as expenses as they are incurred because, in the case of carriers with large fleets, such costs are relatively constant from period to period.
Built-in Overhaul Method. The built-in overhaul method is based on segregation of the aircraft costs into those that should be depreciated over the useful life of the aircraft and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price is set up separately from the cost of the airframe and engines and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated.
Deferral Method. Under the deferral method, the actual cost of each overhaul is capitalized and amortized to the next overhaul.” (emphasis added)
The Company utilizes the deferral method to account for its dry-docking costs and amortizes the deferred costs using the straight-line method through the date of the next scheduled dry-docking, which typically occurs between thirty and sixty months after the most recently completed scheduled dry-docking. The costs incurred for each dry-docking have not been constant from period to period as the extent of steel replaced as noted above varies with each inspection and the vessels dry-docked each period vary significantly. As noted above in the Overview, the Company incurred approximately $10 million, $14 million, and $31 million of dry-docking costs for the years ended December 31, 2005, 2006, and 2007, respectively. For the six months ended June 30, 2008, the Company has incurred approximately $42 million of dry-docking costs. As such, the deferral method provides for an appropriate matching of costs with the associated revenues that were able to be generated as a result of the required dry-docking activities. As noted above, if we did not undergo the required dry-docking activities, we would not be able to maintain our vessels certification which would not allow us to operate our vessels in our operations.

U.S. Securities and Exchange Commission

As noted above, the FASB staff recognized that the shipping industry typically accounts for PMMA using the deferral method. We researched public filings of the largest companies within our industry (i.e. those companies disclosed as our competitors in our latest Form 10-K). Of those companies with publicly available information, three follow US GAAP and all three apply the deferral method to account for dry-docking costs. The other three follow IFRS and capitalize and amortize the dry-docking costs. As such, we believe deferring dry-docking costs is the predominant method followed by other companies in our industry. Additionally, we reviewed the public filings of a broader group of ship owning companies. Of those, 21 of the 29 companies reviewed use the deferral method for dry-docking expenses and eight use the expense-as-incurred method. Both lists of public companies researched and their treatment of dry-docking costs is attached in Appendix A. As such, we believe that utilization of the deferral method also provides for greater comparability within the industry and other ship owning companies.
Dry-Dock Costs
We consider our capitalized costs incurred during a dry-dock to be major PMMA that are analogous to overhaul activities followed by the airline industry. Paragraph 3.64 of the Airline Guide states the following:
“for accounting purposes, airframe and aircraft engine overhauls encompass all inspections or replacements of major components, which the civil air regulations require at specific maximum periodic intervals to recertify that the frame or engine is completely airworthy. An overhaul does not include, however, the cost of routine replacement of minor parts and servicing or inspection of airframes and aircraft engines. Also excluded from overhauls are costs accounted for restoration of assets, such as extraordinary costs associated with the renewal of major structural parts beyond the scope of normal periodic overhauls, and other costs with a life span similar to the depreciable service life of the related airframe or aircraft engine.” (emphasis added)
While this definition does not clearly define the nature of costs associated with PMMA and does not provide specific guidance as to what qualifies as “major” versus “minor” components or parts, the Company believes that it has appropriately applied reasonable judgment in identifying those costs we consider to be major that are incurred during a required dry-dock.
In the March 8, 2006 Board Meeting minutes, the FASB staff recognized that accounting for PMMA in regulated industries was generally dictated by regulatory requirements and that there was significant diversity in the way that companies defined PMMA. It is the Company’s policy to consider only such costs that are directly related with the dry-docking process and required by the marine classification society as PMMA.
We believe the following costs components are directly related to the overhaul of major components of a vessel during the dry-docking process.
I.	Vessel mobilization and demobilization. Vessel mobilization and demobilization costs are incurred in connection with transporting the vessels to the dry-dock location. There are a limited number of locations that can perform the regulatory dry-docking procedures on certain of our vessels. These costs would not be incurred if not for the inspection and certification requirements.

U.S. Securities and Exchange Commission

II.	Rental of dry-dock facilities and services. These costs include 1) rental of dry-dock facilities, 2) costs to dock and undock vessels, 3) crane services, 4) scaffolding/staging, 5) utilities, 6) safety services and 7) gas-free certifications. These costs are necessary for the regulatory dry-docking to occur and to allow the class societies to perform their inspections and certify/recertify the company’s vessels.

III.	Third party inspection fees. The marine classification societies inspect the company’s vessels by using ultrasonic measurements for steel evaluation to ensure the vessels are in compliance with safety, health, load-line and stability, environmental protection, fire systems and sea-worthiness. These costs are incurred by the Company during the dry-docking process with the purpose of preventing potential hazards and to ensure transportation safety. These amounts are capitalized as they relate directly to the inspections performed on the major components of the vessel under inspection required at the specific periodic intervals to recertify that the hull is completely seaworthy.

IV.	Required steel replacement. The class societies require that hull, tank, and structural steel thickness of vessels cannot be below a certain percent of the vessel’s original thickness. For example, if the hull plating of a vessel was originally built with 3/4 of an inch thickness and the marine classification rules allow only 25% reduction in thickness, the company would be required to replace the steel if the reduction exceeded 25%. Actual allowances vary depending upon vessel type, original steel thickness, age of vessel, steel type and location, and other factors, and are subject to the judgment of the attending class society surveyor. Refer to further discussion related to steel below.

V.	Inspection of machinery, safety and navigation equipment. These costs include inspection of hull anodes, deck timbers as a consequence of steel inspection or replacement, propulsion systems, life rafts, safety and electronics, carbon dioxide systems, crane test repairs and inspection, piping and valves and system emissions. These inspections are required as part of the class certification process with the purpose of preventing potential hazards and to ensure transportation safety.

VI.	Labor costs and expenditures for accommodations when those employees perform all or part of the required activities. Expenditures for labor costs associated with crew members who work directly on required dry-docking activities are deferred as they are directly related to the costs of the overhaul. If required steel replacement poses hazardous living conditions for the crew members, meals and housing for those individuals are captured and capitalized along with deferred dry-docking costs.

U.S. Securities and Exchange Commission

Steel Replacement
On September 18, 2008, the Company and Deloitte & Touche LLP, including representatives from their national office, held a telephonic conversation with the Staff to discuss the Company’s accounting for dry-docking costs. Representing the Staff on the call were Jill Davis, Branch Chief; John Cannarella, Staff Accountant; Kevin Stertzel, Staff Accountant; and Louise Dorsey, Associate Chief Accountant in the Division’s Office of the Chief Accountant. During the call, the Staff stated that they objected to the inclusion of costs related to steel replacement and related labor costs, described above as items IV and VI under Accounting Treatment — Dry-Dock Costs, as a component of our PMMA that would qualify for deferral and amortization. It is our understanding that the Staff believes that the costs incurred related to steel replacement does not qualify as a major component and believes that these costs represent normal repair and maintenance costs. We understand that the Staff does not object to any other costs components. The Company believes that the cost of steel replacement is the major cost component of our deferred dry-docking costs. The approximate cost of steel replaced and the percent of the cost of steel replaced compared to the total amount of dry-docking costs has been significant, as indicated below:
•	six month period ended June 30, 2008 was $32.5 million or 77%;

•	year ended December 31, 2007 was $14.7 million or 48%;

•	year ended December 31, 2006 was $9.5 million or 68%; and

•	year ended December 31, 2005 was $4.9 million or 48%.
The replacement of steel during these periodic dry-dockings is integral to satisfy the inspection requirements and enhance the safety of the vessel. As noted above, as part of these inspections, the class societies require that hull, tank and structural steel thickness of vessels cannot be below a certain percent of the vessels’ original thickness. Accordingly, we respectfully believe that replacement of such steel is the replacement of a major component of our vessels that is undertaken during the regulated dry-docking intervals (twice every five years) which allows us to satisfy statutory requirements of class societies and other agencies to ensure our vessels remain completely seaworthy.
The amount of steel replaced during the regulatory dry-docking inspections is significant. In our letter dated August 28, 2008, we responded to one of the Staff’s questions stating that typically less than five percent of steel, during an inspection, is replaced. This percent was based on the total weight of the vessel and seemed to raise questions as to how five percent would qualify as “major”. In response to this question, however, we should have indicated that our vessels contain several major components and that a more appropriate evaluation would be the percent of steel replaced of each major component, and not the total weight of the vessel. Such major components of a vessel include: the bottom shell (underwater), side shells, the main deck, and the machinery deck. To illustrate, in 2008, the Cherokee, one of our major construction vessels, was dry-docked. The percent of steel replaced of the vessel’s major components is listed below (note percentages below are computed as follows — (steel weight replaced / steel weight of major component)):
Bottom shell (underwater) = less than 5%
Main deck = 17%
Side shell port side = 31%
Side shell starboard side = 30%
Side shell aft section = 45%
Machinery deck = 29%

U.S. Securities and Exchange Commission

We believe the cost of steel replacement will continue to be the major cost component of our dry-docking costs for the following reasons:
1)	Our aging fleet — As previously noted, the median age of our fleet is 31 years old. The amount of steel requiring replacement has escalated in recent years. Approximately 38% of our major construction vessels are fully depreciated and the remaining major construction vessels range from 47% to 84% depreciated.

2)	The price of steel — Steel as a commodity has increased causing the costs incurred to increase.
Based on our discussion with the Staff, we believe that one objection to utilizing the deferral method for PMMA costs is the perception that costs, such as steel replacement, are being “double counted”. We understand that the Staff believes that as the costs of the initial steel are included in the capitalized cost of the vessel, it could appear that deferring costs of replacement steel is overstating the “cost” of the vessel. This concern should not apply to our vessels. For the fully-depreciated vessels, there is no book value remaining to result in a “double counting” of assets. Likewise, for leased vessels under operating leases there are no capitalized costs associated with the leased vessel other than the costs incurred in connection with the required dry-dock activities. For the leased vessels the dry-docking costs are treated consistently with the identification and recording of dry-docking costs of owned vessels. Regarding our owned vessels which are not fully depreciated, the cost of the dry-dockings have never historically exceeded the accumulated amortization for the respective vessel. Therefore, it can be argued that we have not “double counted” an asset since the steel being replaced would represent the portion of the vessel which has already been depreciated. Regardless, the FASB acknowledged the concern of “double counting” in the March 8, 2006 Board Meeting and still decided to continue to allow the use of the deferral method for PMMA.
It should be noted that there are occasions when we replace steel and expense the replacement costs as incurred. This typically occurs when we incur damage to a vessel in the normal course of operations or when steel is replaced as part of routine maintenance. In these situations, the replacement of steel does not appreciably extend the useful life, increase the capacity or improve the efficiency or safety of our vessels and is not required as part of the required certification process, accordingly, the steel replacement is treated as a normal repair and maintenance activity and expensed as incurred.
Identification of Dry-Dock Costs
The Company’s equipment group maintains a status report of all the Company’s vessels, which identifies each vessel’s classification and the date of its next scheduled dry-dock for regulatory purposes. Several months before the vessel’s class certificate is due for renewal, Company personnel performs a pre dry-dock survey of the vessel, while it is still in the water, to check the steel thickness of the hull, to survey the tanks and to test any regulatory machinery on board the

U.S. Securities and Exchange Commission

vessel. The cost of this internal survey is expensed as incurred. From this pre dry-dock survey; the equipment group develops the scope of work (“SOW”) to be performed. A class society (such as ABS) reviews the Company’s pre dry-dock survey, but also performs their own final survey of the vessel to identify the final SOW required for vessel re-certification.
While conducting the pre dry-dock survey, the Company’s equipment group also surveys the vessel for necessary routine repairs and maintenance that are outside the regulatory requirements. In addition to the minor replacements of steel as part of routine maintenance discussed above, other routine repairs and maintenance typically include repair work associated with the bow/stern, thrusters, auxiliary propulsion, generators, hot water heaters, pumps, air condition compression, ventilation ducts, anchor winch and associated equipment, crawler cranes and environmental control. The equipment group utilizes a computerized maintenance management system on board the vessel to identify repairs and maintenance that may be necessary. A separate SOW is prepared by the equipment group for any routine repairs and maintenance needs identified during this survey.
Once the separate SOWs have been prepared, the equipment group will obtain quotations for the work to be performed and develop separate detailed budgets for the regulatory overhaul activities and the routine repair and maintenance activities. The Company’s accounting staff works alongside the equipment group to ensure costs are categorized properly and that only costs required by third parties (class societies or U.S. Guard, etc.) are categorized as regulatory dry-docking and capitalized in accordance with the Company’s accounting policy.
After management approval is obtained, separate job numbers are assigned for regulatory dry-docking (DR#) and the routine repairs and maintenance work. The detailed budgets are the drivers of related purchase orders that are subsequently issued and coded to the appropriate job number. All costs associated with maintenance work job numbers are expensed as incurred in the appropriate period.
At the dry-dock site, the Company has two project managers assigned to the site — one for the regulatory dry-dock activities and one for routine repairs and maintenance. The Company’s policy is to expense as incurred the cost of a vessel’s base crew, which is the minimum number of crew members necessary to man the vessel. Only the costs of those personnel that are above and beyond the base crew of a vessel are charged to either dry-docking jobs or the maintenance work jobs, depending upon the specific work they perform as evidenced by timesheets. The costs associated with the dry-docking jobs are incremental and directly related to the PMMA and captured in crew cost noted above.
Alternative Treatments Considered
Although the deferral method for dry-docking costs is the predominant practice in our industry, we have considered the following other methods permitted by the Airline Guide noted above.

U.S. Securities and Exchange Commission

Direct Expensing Method
Paragraph 3.65 of the Airline Guide notes the following:
“Overhauls may be performed on a continuous basis or in one operation (block or one-shot basis). In recent years technological advances in the maintenance of airframes and aircraft engines have resulted in the wider use of continuous overhaul programs. However, entrants to the airline industry may not be suited to the continuous overhaul program. In addition, the aircraft fleets and inventories of aircraft engines operated by most air carriers have grown to the point at which actual overhaul costs have become fairly stable from year to year. As a result of these technological advances and the growth in aircraft fleets, many air carriers now recognize all of their overhaul and maintenance costs as expenses as they are incurred.”
The offshore industry has not experienced the same technological advances to streamline the PMMA activities of a vessel as experienced in the airline industry. Additionally, the relatively small size of the offshore vessel fleets and the regulatory required frequency of the dry-dockings would not result in a stable incurrence of the overhaul costs. The extent of steel replaced and the costs incurred with each dry-docking is dependent on the inspection performed and varies significantly with each dry-docking as noted above. As the cost of dry-docking is not constant and would result in significant variation in expenses and a failure to match those expenses with the revenues derived from the vessels, the Company did not elect to utilize this method.
Built-in Overhaul Method
Utilization of the built-in overhaul method requires that the Company’s vessels be componentized between costs that should be depreciated over the useful life of the vessel and those that require overhaul at periodic intervals. The Company does not componentize its vessels upon purchase. The vessels as a whole are capitalized as one unit. The vessels are depreciated using the straight-line method, except for the Company’s major construction vessels which are depreciated on the units-of-production (“UOP”) method over the estimated vessel operating days. The built-in overhaul method is not utilized in our industry and because we do not componentize our vessels, the Company did not elect to utilize this method.
Prior SEC Staff Positions on this Issue
We noted the Staff had previously questioned Top Ships Inc’s (“Top Ships”) accounting for PMMA. Through review of the publicly-available correspondence with the Staff, we noted that Top Ships followed the deferral method for their PMMA. Top Ships listed several costs they deemed to be PMMA, one of which was steel works. In a response letter of Top Ships dated October 24, 2007 to the SEC, we noted that the Staff did not object to the deferral of certain costs incurred by Top Ships, but questioned the appropriateness of certain costs capitalized in connection with their dry-docking activities. The following is an excerpt from a statement by Top Ships in the October 24, 2007 letter:
Based on the above, we believe our current accounting policy for PMMA is not an error and is in accordance with U.S. Generally Accepted Accounting Principles and shipping industry practice. Notwithstanding the foregoing, we understand that the SEC Division of Corporation Finance’s staff believes that the direct expense method is the preferable method of accounting for costs incurred in connection with PMMA. Accordingly, after reviewing the alternative PMMA accounting methods and their impact on our results of operations and administrative requirements of the different accounting methods, we have

U.S. Securities and Exchange Commission

decided to change our method of accounting for PMMA from the deferral method to the direct expense method. We will reflect this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections” commencing with the first quarter of 2008. (emphasis added)
Based on the above, we believe the acceptance by the Staff of Top Ships change in accounting for PMMA from the deferral method to the direct expense method as a change in accounting principle implies that the Staff ultimately accepted the registrant’s historical accounting as an acceptable accounting policy but believed the change was to a preferable accounting policy based on their facts and circumstances.
In our telephonic conversation, the Staff also referred to Star Bulk Carriers and Paragon Shipping Inc., both foreign private issuers. We have reviewed their filings and note that they also changed from the deferral method to the expense as incurred method. Based upon our review of the publicly available EDGAR correspondence, we were unable to determine the reasons for the change. Please refer to Appendix A for our analysis of our competitors’ accounting for dry-docking costs and for a survey of a broader group of companies and the respective accounting method followed by the members of that group, which clearly demonstrates that the deferral method is widely used.
Timing Considerations
Our next scheduled periodic report will be the filing of our September 30, 2008 Form 10-Q. We would appreciate a response regarding the acceptability of our accounting policy by October 24, 2008.
Conclusion and Consultation
We believe our application of the deferral method is in accordance with US GAAP and produces results that are transparent and meaningful to users of our financial statements. As discussed above, our use of the deferral method also promotes comparability with others in our industry. We further believe that the PMMA costs discussed above, inclusive of steel replacement and labor costs, and incorporated in our application of the deferral method represent major costs of PMMA, analogous to and as discussed in the Airline Guide. We have discussed this matter with our Audit Committee and with our auditors, Deloitte & Touche LLP, including their national office, who believe our use of the deferral method with inclusion of steel replacement and labor costs capitalized as PMMA is acceptable in the circumstances.
Sincerely,

          /s/ Jeffrey B. Levos
Jeffrey B. Levos
Senior Vice President and
Chief Financial Officer
Global Industries, Ltd.

U.S. Securities and Exchange Commission

CC:	Division of Corporation Finance:
Wayne Carnall, Chief Accountant
Louise Dorsey, Associate Chief Accountant
Jill Davis, Branch Chief
John Cannarella, Staff Accountant
Kevin Stertzel, Staff Accountant

Deloitte & Touche LLP:
Christine Davine, National Office Partner
William Platt, National Office Partner
Christopher Patton, Audit Partner

Global Industries, Ltd. Audit Committee
Cindy Taylor, Chairman

U.S. Securities and Exchange Commission

APPENDIX A
SUMMARY REVEW RESULTS OF DIRECT COMPETITORS AND BROADER GROUP OF SHIP-OWNING COMPANIES
I. DIRECT COMPETITORS

Company Name	Dry-Dock Costs	Accounting Method	Amortization Period
Acergy S.A.	Yes	IFRS — Capitalize & Amortize	24 to 60 months
Cal Dive International Inc.	Yes	Deferral Method	30 months
Helix Energy Solutions Group	Yes	Deferral Method	30 months
McDermott International Inc.	Yes	Deferral Method	36 to 60 months
Subsea 7	Yes	IFRS — Capitalize & Amortize	up to 60 months
Technip S.A.	Yes	IFRS — Capitalize % Amortize	36 to 60 months
II. BROADER GROUP OF SHIP-OWNING COMPANIES

Company Name	Dry-Dock Costs	Accounting Method	Amortization Period
Alexander & Baldwin, Inc.	Yes	Deferral Method	24 to 60 months
Ambassadors International, Inc.	Yes	Deferral Method	over period to next dry-docking
Arlington Tankers, Ltd.	Yes	Deferral Method	30 to 60 months
Carnival Corp.	Yes	Expense as Incurred	N/A
Caspian Services, Inc.	Yes	Deferral Method	24 months
Eagle Bulk Shipping	Yes	Deferral Method	24 to 36 months
Genco Shipping & Trading, Ltd.	Yes	Deferral Method	30 to 60 months
General Maritime Corp.	Yes	Deferral Method	30 to 60 months
Gulfmark Offshore, Inc.	Yes	Expense as Incurred	N/A
Hercules Offshore, Inc.	Yes	Deferral Method	12 months
Horizon Lines, Inc.	Yes	Deferral Method	30 months
Hornbeck Offshore Services, Inc.	Yes	Deferral Method	30 to 60 months
International Shipholding Corp.	Yes	Deferral Method	24 to 60 months
K Sea Transportation Partners, LP	Yes	Deferral Method	36 months
Kirby Corp.	Yes	Expense as Incurred	N/A
Nicor, Inc.	Yes	Expense as Incurred	N/A

U.S. Securities and Exchange Commission

II. BROADER GROUP OF SHIP-OWNING COMPANIES, CONTINUED

Company Name	Dry-Dock Costs	Accounting Method	Amortization Period
Oceaneering International, Inc.	Yes	Expense as Incurred	N/A
Orion Marine Group	Yes	Deferral Method	three to 15 years
OSG America LP	Yes	Deferral Method	30 months
Overseas Shipholding Group, Inc.	Yes	Deferral Method	24 to 60 months
Quintana Maritime, Ltd.	Yes	Deferral Method	30 to 60 months
Rand Logistics, Inc.	Yes	Deferral Method	60 months
Royal Caribbean Cruises, Ltd.	Yes	Deferral Method	over period to next dry-docking
Seacor Holdings, Inc.	Yes	Expense as Incurred	N/A
TBS International, Ltd.	Yes	Deferral Method	30 months
Tidewater Inc.	Yes	Deferral Method	30 months
Trailer Bridge, Inc.	Yes	Expense as Incurred	N/A
Trico Marine Services, Inc.	Yes	Expense as Incurred	N/A
US Shipping Partners LP	Yes	Deferral Method	30 to 60 months

Recap of Results	Direct Competitors	Broader Group
Total Number of Companies	6	29
Total Using Deferral & Capitalization Methods	6	21
Total Using Expense as Incurred Method	0	8
% Using a Cost Deferral Method	100%	72.4%
Note: Extracts of the companies’ Critical Accounting Policy listed in each table are available upon request.

U.S. Securities and Exchange Commission

APPENDIX B
CORRESPONDENCE BETWEEN THE DIVISION OF CORPORATION FINANCE AND GLOBAL INDUSTRIES, LTD.

1.	June 4, 2008	Original Comment Letter from Jill Davis, Branch Chief, Securities and Exchange Commission to B. K. Chin, Chairman of the Board and Chief Executive Officer, Global Industries, Ltd.

2.	June 20, 2008	Response Letter to Original Comment Letter from B.K. Chin, Chairman of the Board and Chief Executive Officer, Global Industries, Ltd. to Jill Davis, Branch Chief, Securities and Exchange Commission

3.	July 11, 2008	Response Letter to telephonic request for drydocking detail from Jeffrey B. Levos, Senior Vice President and Chief Financial Officer to Jill Davis, Branch Chief, Securities and Exchange Commission

4.	July 21, 2008	Comment Letter to Global Industries, Ltd. June 20, 2008 Response Letter from Jill Davis, Branch Chief, Securities and Exchange Commission to B.K. Chin, Chairman of the Board and Chief Executive Officer, Global Industries, Ltd.

5.	July 30, 2008	Response Letter to July 21, 2008 Comment Letter from B.K. Chin, Chairman of the Board and Chief Executive Officer, Global Industries, Ltd. to Jill Davis, Branch Chief, Securities and Exchange Commission

6.	August 14, 2008	Comment Letter to Global Industries, Ltd. July 30, 2008 Response Letter from Jill Davis, Branch Chief, Securities and Exchange Commission to B.K. Chin, Chairman of the Board and Chief Executive Officer, Global Industries, Ltd.

7.	August 28, 2008	Response Letter to August 14, 2008 Comment Letter from Jeffrey B. Levos, Senior Vice President and Chief Financial Officer, Global Industries, Ltd. to Jill Davis, Branch Chief, Securities and Exchange Commission

8.	September 5, 2008	Summary Statement Letter from B.K. Chin, Chairman of the Board and Chief Executive Officer, Global Industries, Ltd. to Jill Davis, Branch Chief, Securities and Exchange Commission